FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of April, 2008
Commission File Number: 001-12518
Banco Santander, S.A.
(Exact name of registrant as specified in its charter)
Ciudad Grupo Santander
28660 Boadilla del Monte (Madrid) Spain
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑	Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☑
Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Banco Santander, S.A.

Item

1	Other Notification, dated April 18, 2008, regarding the publishing of the Annual Report of Banco Santander for the financial year 2007.

OTHER NOTIFICATIONS
Banco Santander hereby informs that it has today published its Annual Report, together with the Reports by the Audit and Compliance Committee and the Appointments and Remuneration Committee, all corresponding to the 2007 financial year, and has sent its 2007 Annual Financial Report to the National Securities Market Commission (CNMV). These documents are available on the corporate website (www.santander.com).
Copies of the English versions of the Annual Report and the Reports by the Audit and Compliance Committee and the Appointments and Remuneration Committee have been submitted to the UK Listing Authority, and will shortly be available for inspection at the UK Listing Authority`s Document Viewing Facility, which is situated at:
Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS
Boadilla del Monte (Madrid), 18th April 2008

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.
Date: April 18, 2008	By:	/s/ José Antonio Álvarez
		Name:	José Antonio Álvarez
		Title:	Executive Vice President